Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Sonim Technologies, Inc. of our report dated March 27, 2020, relating to the consolidated financial statements of Sonim Technologies, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and a change in the method of accounting for revenue in 2019) appearing in the Annual Report on Form 10-K of Sonim Technologies, Inc. for the year ended December 31, 2019, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Campbell, California

June 1, 2020